Exhibit 99.1

Explanation of Responses:

(1)	Common Stock held directly by Brookfield Retail Holdings Warrants LLC, a Delaware limited liability company (“BRH Warrants”). BRH Warrants exercised Warrants to purchase 24,063,298 shares of Common Stock at an exercise price of $8.3621 per share. The Issuer also paid $5.43 to BRH Warrants in lieu of a fractional share.

(2)	Each Warrant entitled the holder to purchase 1.2858 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the Amended and Restated Warrant Agreement, effective as of October 28, 2013, between the Issuer and American Stock Transfer & Trust Company, LLC, as warrant agent.